SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Tetraphase Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

88165N105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 88165N105	Page 2 of 19 Pages

1.	Names of reporting persons Mediphase Venture Partners II Limited Partnership
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0 shares
	6.	Shared voting power 760,209 shares
	7.	Sole dispositive power 0 shares
	8.	Shared dispositive power 760,209 shares
9.	Aggregate amount beneficially owned by each reporting person 760,209 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 2.48%(1)
12.	Type of reporting person (see instructions) PN

(1)	Based on the Reporting Person’s holdings as of January 31, 2015, this percentage is calculated based upon 30,657,532 shares of the Common Stock outstanding as of November 4, 2014 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2014, filed with the Securities and Exchange Commission on November 10, 2014.

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CUSIP No. 88165N105	Page 3 of 19 Pages

1.	Names of reporting persons Mediphase Venture Partners II (Annex Fund) Limited Partnership
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0 shares
	6.	Shared voting power 245,153 shares
	7.	Sole dispositive power 0 shares
	8.	Shared dispositive power 245,153 shares
9.	Aggregate amount beneficially owned by each reporting person 245,153 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 0.80%(1)
12.	Type of reporting person (see instructions) PN

(1)	Based on the Reporting Person’s holdings as of January 31, 2015, this percentage is calculated based upon 30,657,532 shares of the Common Stock outstanding as of November 4, 2014 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2014, filed with the Securities and Exchange Commission on November 10, 2014.

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CUSIP No. 88165N105	Page 4 of 19 Pages

1.	Names of reporting persons Mediphase Venture Partners (DP & UP) Limited Partnership
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0 shares
	6.	Shared voting power 396,808 shares
	7.	Sole dispositive power 0 shares
	8.	Shared dispositive power 396,808 shares
9.	Aggregate amount beneficially owned by each reporting person 396,808 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 1.29%(1)
12.	Type of reporting person (see instructions) PN

(1)	Based on the Reporting Person’s holdings as of January 31, 2015, this percentage is calculated based upon 30,657,532 shares of the Common Stock outstanding as of November 4, 2014 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2014, filed with the Securities and Exchange Commission on November 10, 2014.

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CUSIP No. 88165N105	Page 5 of 19 Pages

1.	Names of reporting persons Mediphase Venture Partners II (Select Fund) Limited Partnership
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0 shares
	6.	Shared voting power 99,191 shares
	7.	Sole dispositive power 0 shares
	8.	Shared dispositive power 99,191 shares
9.	Aggregate amount beneficially owned by each reporting person 99,191 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 0.32%(1)
12.	Type of reporting person (see instructions) PN

(1)	Based on the Reporting Person’s holdings as of January 31, 2015, this percentage is calculated based upon 30,657,532 shares of the Common Stock outstanding as of November 4, 2014 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2014, filed with the Securities and Exchange Commission on November 10, 2014.

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CUSIP No. 88165N105	Page 6 of 19 Pages

1.	Names of reporting persons Mediphase II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0 shares
	6.	Shared voting power 760,209 shares
	7.	Sole dispositive power 0 shares
	8.	Shared dispositive power 760,209 shares
9.	Aggregate amount beneficially owned by each reporting person 760,209 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 2.48%(1)
12.	Type of reporting person (see instructions) OO

(1)	Based on the Reporting Person’s holdings as of January 31, 2015, this percentage is calculated based upon 30,657,532 shares of the Common Stock outstanding as of November 4, 2014 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2014, filed with the Securities and Exchange Commission on November 10, 2014.

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CUSIP No. 88165N105	Page 7 of 19 Pages

1.	Names of reporting persons Mediphase II (Annex Fund) LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0 shares
	6.	Shared voting power 245,153 shares
	7.	Sole dispositive power 0 shares
	8.	Shared dispositive power 245,153 shares
9.	Aggregate amount beneficially owned by each reporting person 245,153 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 0.80%(1)
12.	Type of reporting person (see instructions) OO

(1)	Based on the Reporting Person’s holdings as of January 31, 2015, this percentage is calculated based upon 30,657,532 shares of the Common Stock outstanding as of November 4, 2014 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2014, filed with the Securities and Exchange Commission on November 10, 2014.

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CUSIP No. 88165N105	Page 8 of 19 Pages

1.	Names of reporting persons Mediphase (DP & UP) LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0 shares
	6.	Shared voting power 396,808 shares
	7.	Sole dispositive power 0 shares
	8.	Shared dispositive power 396,808 shares
9.	Aggregate amount beneficially owned by each reporting person 396,808 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 1.29%(1)
12.	Type of reporting person (see instructions) OO

(1)	Based on the Reporting Person’s holdings as of January 31, 2015, this percentage is calculated based upon 30,657,532 shares of the Common Stock outstanding as of November 4, 2014 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2014, filed with the Securities and Exchange Commission on November 10, 2014.

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CUSIP No. 88165N105	Page 9 of 19 Pages

1.	Names of reporting persons Mediphase II (Select Fund) LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0 shares
	6.	Shared voting power 99,191 shares
	7.	Sole dispositive power 0 shares
	8.	Shared dispositive power 99,191 shares
9.	Aggregate amount beneficially owned by each reporting person 99,191 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 0.32%(1)
12.	Type of reporting person (see instructions) OO

(1)	Based on the Reporting Person’s holdings as of January 31, 2015, this percentage is calculated based upon 30,657,532 shares of the Common Stock outstanding as of November 4, 2014 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2014, filed with the Securities and Exchange Commission on November 10, 2014.

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CUSIP No. 88165N105	Page 10 of 19 Pages

1.	Names of reporting persons Lawrence Miller
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0 shares
	6.	Shared voting power 1,501,361 shares
	7.	Sole dispositive power 0 shares
	8.	Shared dispositive power 1,501,361 shares
9.	Aggregate amount beneficially owned by each reporting person 1,501,361 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 4.89%(1)
12.	Type of reporting person (see instructions) IN

(1)	Based on the Reporting Person’s holdings as of January 31, 2015, this percentage is calculated based upon 30,657,532 shares of the Common Stock outstanding as of November 4, 2014 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2014, filed with the Securities and Exchange Commission on November 10, 2014.

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CUSIP No. 88165N105	Page 11 of 19 Pages

1.	Names of reporting persons Paul Howard
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0 shares
	6.	Shared voting power 1,501,361 shares
	7.	Sole dispositive power 0 shares
	8.	Shared dispositive power 1,501,361 shares
9.	Aggregate amount beneficially owned by each reporting person 1,501,361 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 4.89% (1)
12.	Type of reporting person (see instructions) IN

(1)	Based on the Reporting Person’s holdings as of January 31, 2015, this percentage is calculated based upon 30,657,532 shares of the Common Stock outstanding as of November 4, 2014 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2014, filed with the Securities and Exchange Commission on November 10, 2014.

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CUSIP No. 88165N105	Page 12 of 19 Pages

Explanatory Note: This Amendment No. 1 amends, supplements and restates (as applicable) the statement on Schedule 13G that was filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2014 (the “Original Filing”) and relates to the Reporting Persons’ (as defined in Item 2(a) of the Original Filing) beneficial ownership interest in the common stock, par value $0.001 per share (the “Common Stock”), of Tetraphase Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Original Filing.

This Amendment No. 1 constitutes an exit filing for the Reporting Persons, whose aggregate beneficial ownership has fallen below 5.0%.

Item 1.

(a)	Name of Issuer:

Tetraphase Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

There are no amendments to Item 1(b) of the Original Filing.

Item 2(a).	Name of Person Filing:

There are no amendments to Item 2(a) of the Original Filing.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

There are no amendments to Item 2(b) of the Original Filing.

Item 2(c).	Citizenship:

There are no amendments to Item 2(c) of the Original Filing.

Item 2(d).	Title of Class of Securities:

This Amendment No. 1 to Schedule 13G report relates to the Common Stock of Tetraphase Pharmaceuticals, Inc.

Item 2(e).	CUSIP Number:

88165N105

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CUSIP No. 88165N105	Page 13 of 19 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.	Mediphase Venture Partners II Limited Partnership

(a)	Amount beneficially owned: As of January 31, 2015, MVP II LP was the record and beneficial owner of 760,209 shares of the Issuer’s Common Stock (the “MVP II LP Record Shares”).

(b)

Percent of class:

MVP II LP’s ownership of the MVP II LP Record Shares represented a beneficial ownership interest of approximately 2.48% of the outstanding shares of the Issuer’s Common Stock as of January 31, 2015.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	760,209

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	760,209

B.	Mediphase Venture Partners II (Annex Fund) Limited Partnership

(a)	Amount beneficially owned: As of January 31, 2015, MVP II Annex LP was the record and beneficial owner of 245,153 shares of the Issuer’s Common Stock (the “MVP II Annex Record Shares”).

(b)

Percent of class:

MVP II Annex LP’s ownership of the MVP II Annex Record Shares represented a beneficial ownership interest of approximately 0.80% of the outstanding shares of the Issuer’s Common Stock as of January 31, 2015.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	245,153

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	245,153

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CUSIP No. 88165N105	Page 14 of 19 Pages

C.	Mediphase Venture Partners (DP & UP) Limited Partnership

(a)	Amount beneficially owned: As of January 31, 2015, MVP DP&UP LP was the record and beneficial owner of 396,808 shares of the Issuer’s Common Stock (the “MVP DP&UP Record Shares”).

(b)

Percent of class:

MVP DP&UP LP’s ownership of the MVP DP&UP Record Shares represented a beneficial ownership interest of approximately 1.29% of the outstanding shares of the Issuer’s Common Stock as of January 31, 2015.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	396,808

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	396,808

D.	Mediphase Venture Partners II (Select Fund) Limited Partnership

(a)	Amount beneficially owned: As of January 31, 2015, MVP II Select LP was the record and beneficial owner of 99,191 shares of the Issuer’s Common Stock (the “MVP II Select Record Shares”).

(b)

Percent of class:

MVP II Select LP’s ownership of the MVP II Select Record Shares represented a beneficial ownership interest of approximately 0.32% of the outstanding shares of the Issuer’s Common Stock as of January 31, 2015.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	99,191

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	99,191

E.	Mediphase II LLC

(a)/(b)

Amount beneficially owned:

In its capacity as general partner of MVP II LP, Mediphase II LLC may be deemed to be the beneficial owner of the MVP II LP Record Shares, representing a beneficial ownership of approximately 2.48% of the Issuer’s Common Stock.

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CUSIP No. 88165N105	Page 15 of 19 Pages

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	760,209

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	760,209

F.	Mediphase II (Annex Fund) LLC

(a)/(b)

Amount beneficially owned:

In its capacity as general partner of MVP II Annex LP, Annex II LLC may be deemed to be the beneficial owner of the MVP II Annex Record Shares, representing a beneficial ownership of approximately 0.80% of the Issuer’s Common Stock.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	245,153

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	245,153

G.	Mediphase (DP & UP) LLC

(a)/(b)

Amount beneficially owned:

In its capacity as general partner of MVP DP&UP LP, DP&UP LLC may be deemed to be the beneficial owner of the MVP DP&UP Record Shares, representing a beneficial ownership of approximately 1.29% of the Issuer’s Common Stock.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	396,808

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	396,808

H.	Mediphase (Select Fund) LLC

(a)/(b)

Amount beneficially owned:

In its capacity as general partner of MVP II Select LP, Select Fund LLC may be deemed to be the beneficial owner of the MVP II Select Record Shares, representing a beneficial ownership of approximately 0.32% of the Issuer’s Common Stock.

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CUSIP No. 88165N105	Page 16 of 19 Pages

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	99,191

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	99,191

I.	Lawrence Miller

(a)/(b)

Amount beneficially owned:

In his capacity as a manager of each of Mediphase II LLC, Annex II LLC, DP&UP LLC, and Select Fund LLC, Mr. Miller may be deemed to be the beneficial owner of the MVP II LP Record Shares, the MVP II Annex Record Shares, the MVP DP&UP Record Shares, and the MVP II Select Record Shares, representing a beneficial ownership of approximately 4.89% of the Issuer’s Common Stock.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	1,501,361

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	1,501,361

J.	Paul Howard

(a)/(b)

Amount beneficially owned:

In his capacity as a manager of each of Mediphase II LLC, Annex II LLC, DP&UP LLC, and Select Fund LLC, Mr. Howard may be deemed to be the beneficial owner of the MVP II LP Record Shares, the MVP II Annex Record Shares, the MVP DP&UP Record Shares, and the MVP II Select Record Shares, representing a beneficial ownership of approximately 4.89% of the Issuer’s Common Stock.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	1,501,361

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	1,501,361

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

There are no amendments to Item 6 of the Original Filing.

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CUSIP No. 88165N105	Page 17 of 19 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable. This Amendment No. 1 to Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

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CUSIP No. 88165N105	Page 18 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015	MEDIPHASE VENTURE PARTNERS II LIMITED PARTNERSHIP
	BY:	MEDIPHASE II LLC, ITS GENERAL PARTNER

	BY:	/s/ PAUL HOWARD
PAUL HOWARD
MANAGER

MEDIPHASE VENTURE PARTNERS II (ANNEX FUND) LIMITED PARTNERSHIP
BY: MEDIPHASE II (ANNEX FUND) LLC, ITS GENERAL PARTNER

	BY:	/s/ PAUL HOWARD
PAUL HOWARD
MANAGER

MEDIPHASE VENTURE PARTNERS (DP&UP) LIMITED PARTNERSHIP
BY: MEDIPHASE (DP&UP) LLC, ITS GENERAL PARTNER

	BY:	/s/ PAUL HOWARD
PAUL HOWARD
MANAGER

MEDIPHASE VENTURE PARTNERS II (SELECT FUND) LIMITED PARTNERSHIP
BY: MEDIPHASE II (SELECT FUND) LLC, ITS GENERAL PARTNER

	BY:	/S/ PAUL HOWARD
PAUL HOWARD
MANAGER

MEDIPHASE II LLC

	BY:	/s/ PAUL HOWARD
PAUL HOWARD
MANAGER

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CUSIP No. 88165N105	Page 19 of 19 Pages

MEDIPHASE II (ANNEX FUND) LLC

BY:	/s/ PAUL HOWARD
PAUL HOWARD MANAGER

MEDIPHASE (DP&UP) LLC

BY:	/s/ PAUL HOWARD
PAUL HOWARD MANAGER

MEDIPHASE II (SELECT FUND) LLC

BY:	/s/ PAUL HOWARD
PAUL HOWARD MANAGER

/S/ LAWRENCE MILLER
LAWRENCE MILLER

/s/ PAUL HOWARD
PAUL HOWARD